SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BRASIL TELECOM S.A.

(Name of subject company (Issuer))

COPART 2 PARTICIPAÇÕES S.A.

a wholly-owned indirect subsidiary of

TELEMAR NORTE LESTE S.A.

a subsidiary of

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Name of Filing Person (Offerors))

Preferred Shares, without par value, and American Depository Shares, each representing three Preferred Shares (Title of classes of securities)	10553M101 (CUSIP number of American Depositary Shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation(1) US$194,157,581.28	Amount of Filing Fee(2) US$7,630.39

(1)

Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), only. The Transaction Valuation was calculated assuming the purchase of 13,366,365 preferred shares, without par value (including preferred shares represented by American Depositary Shares), the maximum number of preferred shares subject to the offer, at a purchase price of R$23.42 in cash per preferred share. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the average of the bid and ask exchange rates published by the Brazilian Central Bank at the close of business on June 17, 2008 of US $1.00=R$1.6123.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 6 for fiscal year 2008, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	7,630.39	Filing Party:	Tele Norte Leste Participações S.A
Form of Registration No.:	Schedule TO-T	Date Filed:	June 19, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9 and Item 11.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission, or the SEC, on June 19, 2008 by COPART 2 Participações S.A., or COPART 2, a sociedade anônima organized under the laws of the Federative Republic of Brazil and a wholly-owned indirect subsidiary of Telemar Norte Leste S.A., or Telemar, which is a sociedade anônima organized under the laws of the Federative Republic of Brazil and a subsidiary of Tele Norte Leste Participações S.A., or TNL, a sociedade anônima organized under the laws of the Federative Republic of Brazil. The Schedule TO relates to the offer by COPART 2 to purchase up to 13,366,365 preferred shares, without par value, including preferred shares represented by American Depositary Shares, or ADSs, of Brasil Telecom S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Brasil Telecom, other than preferred shares owned directly or indirectly by the Filing Persons, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates, at a price of R$23.42 per preferred share (for reference, equivalent to approximately U.S.$43.58 per ADS based on (i) one ADS representing three preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil, or the Central Bank, through the SISBACEN system at 7:00 p.m., Brasilia time (6:00 p.m., New York City time) on June 17, 2008, which was U.S.$1.00=R$1.6123) in cash, net of stock exchange and settlement fees described in the offer to purchase dated June 19, 2008 (the “Offer to Purchase” ), any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including, without limitation, all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

The following exhibits are hereby added to Item 12 of the Schedule TO:

Exhibit No.	Description

(a)(5)(I)	Material Fact filed by Telemar and TNL with the Comissão de Valores Mobiliários (Brazilian Securities Commission) on July 3, 2008.

(a)(5)(J)	Press release issued by Tele Norte Leste S.A. on July 7, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2008

COPART 2 Participações S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name: Luiz Eduardo Falco Pires Corrêa
Title: Chief Executive Officer

By:	/s/ José Luis Magalhães Salazar
Name: José Luis Magalhães Salazar
Title: Executive Officer

Telemar Norte Leste S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name: Luiz Eduardo Falco Pires Corrêa
Title: Chief Executive Officer

By:	/s/ José Luis Magalhães Salazar
Name: José Luis Magalhães Salazar
Title: Chief Financial Officer and Investor Relations Officer

Tele Norte Leste Participações S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name: Luiz Eduardo Falco Pires Corrêa
Title: Chief Executive Officer

By:	/s/ José Luis Magalhães Salazar
Name: José Luis Magalhães Salazar
Title: Chief Financial Officer and Investor Relations Officer